FORM 5

[    ] Check  this box if no longer  subject  to  Section  16.  Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[    ] Form 3 Holdings Reported

[    ] Form 4 Transactions Reported

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

             ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


1.   Name and Address of Reporting Person

     (Last)                        (First)                     (Middle)
     Lefaive                        Ronald                         A.


     (Street)                           (City)           (State)          (Zip)
     5555 San Felipe, Suite 1700        Houston           Texas           77056


2.   Issuer Name and Ticker or Trading Symbol

     Seven Seas Petroleum Inc. (SEV)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



4.   Statement for Month/Year

     12/31/2001

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer

             (Check all applicable)

      [   ]  Director                               [   ]  10% Owner
      [ X ]  Officer (give title below)             [   ]  Other (specify below)
             Vice President of Finance, Chief
             Financial Officer and Corporate Secretary

7.   Individual or Joint/Group Reporting

            (Check applicable line)

     [ X ]  Form Filed by One Reporting Person

     [   ]  Form Filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)

2.   Transaction Date (Month/Day/Year)

3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount                        (A) or (D)                       Price



5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)




 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)

     (a)      Employee Stock Option (Right to Buy)
     (b)      Employee Stock Option (Right to Buy)



2.   Conversion or Exercise Price of Derivative Security

     (a)      $2.45
     (b)      $2.79


3.   Transaction Date (Month/Day/Year)

     (a)      03/02/01
     (b)      07/11/01



4.   Transaction Code (Instr. 8)

     (a)      A
     (b)      A



5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)                  (D)
     (a) 150,000
     (b) 25,000



6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable                  Expiration Date
     (a) (1)                           (a) 03/02/11
     (b) (2)                           (b) 07/11/11



7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title                   Amount or Number of Shares
     (a) Common Stock        (a) 150,000
     (b) Common Stock        (b) 25,000



8.   Price of Derivative Security (Instr. 5)



9.   Number of Derivative  Securities  Beneficially Owned at End of Year (Instr.
     4)

     (a) 150,000
     (b) 25,000



10.  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

     (a) D
     (b) D


11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:

(1)  Exercisable according to the following schedule:

         50,000 vest 11/02/01
         50,000 vest 07/02/03

(2)  Exercisable according to the following schedule:

         12,500 vest 07/11/02
         12,500 vest 07/11/03


                          /s/ Ronald A. Lefaive                  02/13/02
                          ___________________________________    _______________
                          **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.